VEON sets out strategy and capital allocation framework, updated financial guidance and future dividend policy Amsterdam, 3 September 2019 - VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON) has today set out its future strategy and capital allocation framework, including a commitment to boost long- term growth beyond traditional connectivity services. VEON's long-term vision is a communications and digital services provider that empowers customer ambitions by acting as a digital concierge to guide their choices and connect resources that match their needs. The strategy framework shows how VEON plans to drive value from three business pillars: its fundamental mobile and fixed line Connectivity services; a portfolio of New Services built around digital technologies with the active involvement of big data and artificial intelligence; and Future Assets which seeks to identify, acquire and develop ''know-how" and technologies that open up adjacent growth opportunities. While Connectivity will remain the Group's bedrock, VEON plans to create greater incremental value from New Services and Future Assets as total returns increase from these two pillars. The capital allocation component of VEON's strategy framework balances investing in capex for the fundamental Connectivity business with managing gearing at the Group level, investing in new growth areas and returning cash to shareholders through dividends or buybacks. VEON's revised dividend policy ensures it provides sufficient flexibility to execute on the Group’s investment opportunities in a way that maximizes returns for shareholders. Ursula Burns, Group Chairman and Chief Executive Officer, said: “Our new strategy framework underscores the growth opportunities we see beyond our Connectivity business and aligns VEON’s ambitions with our industry's future development. I am confident that the greater flexibility in how we allocate capital will allow us to execute on these opportunities, reinforcing our market-leading positions and maximizing shareholder returns over the longer term”. “VEON is performing well in the current financial year against our 2019 targets and today we are increasing our EBITDA guidance for FY 2019 from low to mid-single digit growth to at least mid-single- digit growth. Previous guidance of Revenue growth and Equity Free Cash Flow remain unchanged.” Alex Kazbegi, Group Chief Strategy Officer, said: "Over the next 18 months, there are opportunities that we believe will best serve investor interests over the medium-term. We are excited about the opportunity in our core Russian market, which we believe can be best accessed through a short-term increase in network capex to allow us to drive medium-term service revenue growth. In Pakistan, there may be the opportunity to increase our stake in the business through the existing put option with Warid. We also believe stepping up our investment in Digital Financial Services in Pakistan is an exciting first step in Future Assets.

With these investment opportunities in mind, we need to maintain appropriate balance sheet flexibility to allow the Group to position for growth over the medium-term.” VEON’s revised dividend policy, which will be introduced from financial year 2020, targets paying at least 50% of prior year Equity Free Cash Flow after licenses. For financial year 2019, the total dividend amount, and phasing of payments, will be announced with VEON’s full year results in early 2020. Dividend payments remain subject to a review by VEON's Board of Directors of medium-term investment opportunities and the Group's capital structure. The Group’s internal target is to keep Net Debt/EBITDA at around 2.0x (2.4x post IFRS 16). About VEON VEON is a NASDAQ and Euronext Amsterdam-listed provider of communications and digital services, headquartered in Amsterdam. For more information visit: http://www.veon.com Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding VEON's new dividend policy and the execution of its new strategy framework. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, "inside information" as defined under the Market Abuse Regulation (EU) No. 596/2014. VEON CONTACTS Communications Investor Relations Kieran Toohey Nik Kershaw pr@veon.com ir@veon.com Tel: +31 20 79 77 200 Tel: +31 20 79 77 200